

September 28, 2012

Via E-mail
Kimberly A. Kuryea
Vice President and Controller
General Dynamics Corporation
2941 Fairview Park Drive, Suite 100
Falls Church, VA 22042

> **Re: General Dynamics Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 1-3671**

Dear Ms. Kuryea:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us about your contacts with Iran, Syria and Sudan since your letters to us of July 16, 2009 and October 16, 2009. We note that your subsidiary Gulfstream's website provides contact information for aircraft sales for countries including Iran, Syria and Sudan. As you know, Iran, Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure about these countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria or Sudan since your prior letters, whether through subsidiaries, distributors, service customers, or other direct or indirect arrangements. In this regard, we note 2010 and 2012 news articles reporting that Gulfstream signed an agreement and a joint venture with China's Hainan Airlines Group and its subsidiary Deer Jet to provide and serve aircraft, and that Hainan Airlines flies to Khartoum, Sudan. We also note 2010 articles reporting that your subsidiary Jet Aviation Basel, a designated Dassault Falcon

completions center, launched a cabin refurbishment program for Dassault 2000 aircraft, and that Dasault Falcon has customers in Syria.

Your response should describe any products, equipment, components, technology or services you have provided to the referenced countries, and any agreements, commercial arrangements, or other contacts with the governments of these countries or entities controlled by these governments.

2. Please tell us whether your contacts with Iran, Syria and Sudan, if any, involve navigation equipment or airborne communication equipment.

3. Please discuss the materiality of your contacts with Iran, Syria and Sudan and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance